Exhibit 99.1

YAMANA GOLD DECLARES SECOND QUARTER DIVIDEND

TORONTO, ONTARIO, April 30, 2013 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) declares its second quarter 2013 dividend of $0.065 per share. Shareholders of record at the close of business on June 28, 2013 will be entitled to receive payment of this dividend on July 12, 2013.  The dividend is an “eligible dividend” for Canadian tax purposes.

Yamana is committed to maximizing profitability at all operations to create further value and will continue to return value to shareholders through sustainable cash dividends.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com